1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 23, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) CSRC APPROVAL OF A SHARE ISSUE

Reference is made to the Company's announcements dated 14 April 2007 and 17 April 2007, respectively, regarding the A Share Issue.

The Company is pleased to announce that the Company has received the formal written approval from the CSRC for the A Share Issue on 20 April 2007. The Final A Share Prospectus will be posted on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) on 23 April 2007. In addition, the Final A Share Prospectus is also available on the website of the Shanghai Stock Exchange (www.sse.com.cn).

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the Company's announcements dated 14 April 2007 and 17 April 2007, respectively, regarding the A Share Issue.

The Company is pleased to announce that the Company has received the formal written approval from the CSRC for the A Share Issue on 20 April 2007. The final prospectus of the Company in Chinese in relation to the A Share Issue (the "Final A Share Prospectus") will be posted on the Chinese version of the Company's "Information Search" on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) on 23 April 2007. In addition, the Final A Share Prospectus is also available on the website of the Shanghai Stock Exchange (www.sse.com.cn).

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 20 April 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary